AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2001

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

Registration Statement
Under the
Securities Act of 1933

ANHEUSER-BUSCH COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**43-1162835** (IRS Employer Identification No.)

One Busch Place
St. Louis, Missouri 63118
(Address of principal executive offices)
Registrant's telephone number including area code:
(314) 577-2000

JoBeth G. Brown Vice President and Secretary Anheuser-Busch Companies, Inc. One Busch Place St. Louis, Missouri 63118 314-577-2000 (Name and address of agent for service)	Copies to: **Denis P. McCusker, Esq.** Bryan Cave LLP One Metropolitan Square, Suite 3600 St. Louis, Missouri 63102 314-259-2455 Fax 314-259-6580

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Amount of registration fee
Debt Securities	**$1,000,000,000**	**$250,000**

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



SUBJECT TO COMPLETION, DATED JULY 12, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

$1,000,000,000

Debt Securities

This Prospectus describes Debt Securities which Anheuser-Busch Companies, Inc. may issue and sell at various times. More detailed information is under "Description of Securities."

- The Debt Securities may be debentures, notes or other unsecured evidences of indebtedness.
- We may issue them in one or several series.
- The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $1,000,000,000 (or the equivalent amount in other currencies).
- We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

We may sell Debt Securities directly to investors or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

Our principal office is at One Busch Place, St. Louis, Missouri 63118, and our telephone number is (314) 577-2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is , 2001.

We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet website at *http://www.sec.gov*. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities.

- Our Annual Report on Form 10-K for the year ended December 31, 2000.

- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

You may receive a copy of any of these filings, at no cost, by writing or telephoning the Corporate Secretary, Anheuser-Busch Companies, Inc., One Busch Place, St. Louis, Missouri 63118, telephone 314-577-2000.

We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT ANHEUSER-BUSCH

Anheuser-Busch Companies, Inc. ("Anheuser-Busch") is a Delaware corporation that was organized in 1979 as the holding company parent of Anheuser-Busch, Incorporated ("ABI"), a Missouri corporation whose origins date back to 1875. In addition to ABI, which is the world's largest brewer of beer, we are also the parent corporation to a number of subsidiaries that conduct various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks.

These are our most important subsidiaries:

- ABI produces and distributes beer in a variety of containers primarily under the brand names Budweiser, Bud Light, Bud Dry, Bud Ice, Bud Ice Light, Michelob, Michelob Light, Michelob Golden Draft, Michelob Golden Draft Light, Michelob Black & Tan Lager, Michelob Amber Bock, Michelob Honey Lager, Michelob Hefe-Weizen, Busch, Busch Light, Busch Ice, Natural Light, Natural Ice, King Cobra, Red Wolf Lager, ZiegenBock Amber, Hurricane Malt Liquor, Hurricane Ice, Pacific Ridge Ale, Tequiza, "Doc" Otis Lemon, "Doc" Otis Apple, Killarney's and Michelob Marzen. ABI's products also include three non-alcohol malt beverages, O'Doul's, Busch NA and O'Doul's Amber.

- Anheuser-Busch International, Inc. brews and distributes ABI's products in twenty-nine European countries and sells under import distribution agreements in more than 80 countries and U.S. territories and to the U.S. military and diplomatic corps outside the continental United States. Through subsidiaries, it owns breweries in the United Kingdom and China. Our products are also brewed under license or contract brewing arrangements in Argentina, Canada, Ireland, Italy, Japan, Korea, the Philippines and Spain. We have equity investments or joint ventures with brewers in Argentina, Chile and Mexico.

- Metal Container Corporation manufactures beverage cans at eight plants and beverage can lids at three plants for sale to ABI and to soft drink and export customers. Anheuser-Busch Recycling Corporation recycles aluminum cans. Precision Printing and Packaging, Inc. manufactures metalized and paper labels.

- Busch Entertainment Corporation ("BEC") owns, directly and through subsidiaries, theme parks and entertainment facilities. BEC operates Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia, Sea World theme parks in Orlando, Florida, San Antonio, Texas, and San Diego, California and its newest park, Discovery Cove, in Orlando, Florida. BEC also operates water park attractions in Tampa, Florida (Adventure Island) and Williamsburg, Virginia (Water Country, U.S.A.) and an educational play park for children near Philadelphia, Pennsylvania (Sesame Place).

USE OF PROCEEDS

Unless we indicate otherwise in the Prospectus Supplement which accompanies this Prospectus, we intend to add the net proceeds from the sale of the Debt Securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and repayment of borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.

DESCRIPTION OF THE DEBT SECURITIES

This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See "Where You Can Find More Information."

We will issue the Debt Securities either under the Indenture dated as of July 1, 2001 between us and The Chase Manhattan Bank, as trustee, or under a separate, substantially identical indenture to be entered into between us and a new trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

The Debt Securities will be senior unsecured obligations of Anheuser-Busch.

The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. The word "issue" means, for any series of Debt Securities, that the securities have the same original issue date or date from which interest starts to accrue, the same maturity date and the same interest rate and other payment terms or that the Company has otherwise designated securities as part of the same issue. Unless we indicate otherwise in the Prospectus Supplement for any series or issue, we may treat a subsequent offering of Debt Securities as a part of the same issue as that series or issue.

The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

- The title of the Debt Securities.

- The total principal amount of the series or issue of Debt Securities.

- The date on which the principal and interest will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

- The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.

- The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

- Where payments on the Debt Securities will be made, if it is other than the office mentioned under "Payments on Debt Securities" below.

- If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

- Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

- Any additional Events of Default or covenants that will apply to the Debt Securities.

- The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

- If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

- If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

- If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

- Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under "Book-Entry Securities" below, The Depository Trust Company or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise.

Unless we indicate otherwise in the Prospectus Supplement, we will make payments on the Debt Securities at the trustee's office. For The Chase Manhattan Bank, the office is now its Corporate Trust Office, 450 West 33rd Street, New York, New York 10001. In the case of any other trustee, we will specify the office and address in the Prospectus Supplement or in an attachment thereto. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 306 and 1002)

Form and Denominations

Unless we otherwise indicate in the Prospectus Supplement:

- We will only issue the Debt Securities of each series or issue in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

- We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 306)

Certain Restrictions

Creation of Secured Indebtedness

Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any of our Principal Plants (defined below) or on any of our Restricted Subsidiaries' capital stock, unless we also provide equal and ratable security for the Debt Securities. A "Restricted Subsidiary" is a Subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A "Principal Plant" is a brewery, or a manufacturing, processing or packaging plant located in the United States, but does not include a plant which we determine is not of material importance to the total business conducted by us and our Subsidiaries, any plant which we determine is used primarily for transportation, marketing or warehousing or at our option any plant that does not constitute part of the brewing operations of the Company and has a net book value of not more than $100,000,000.

This restriction does not apply to:

- purchase money liens,

- liens existing on property when we acquire it or securing indebtedness which we use to pay the cost of acquisition or construction or to reimburse us for that cost,

- liens on property of a Restricted Subsidiary at the time it becomes a Restricted Subsidiary,

- liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 120 days after completion of the development or construction,

- liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

- liens securing indebtedness owing to us or to a Restricted Subsidiary by a Restricted Subsidiary,

- liens existing at July 1, 2001 (the date of the Indenture),

- liens required in connection with state or local governmental programs which provide financial or tax benefits, as long as substantially all of the obligations secured are in lieu of or reduce an obligation that would have been secured by a lien permitted under the Indenture,

- extensions, renewals or replacements of the liens referred to above, or

- in connection with sale-leaseback transactions permitted under the Indenture. (Section 1006(a))

There is an additional exception as described below under "10% Basket Amount."

If we become obligated to provide security for the Debt Securities as described above, we would also be required to provide comparable security for most of our other outstanding indebtedness.

Sale–Leaseback Financings

Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, and except for any transaction with a local or state authority that provides financial or tax benefits, unless:

- the net proceeds of the sale are at least equal to the fair market value of the property, and

- within 120 days of the transfer we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

There is an additional exception as described below under "10% Basket Amount."

Limitation on Funded Debt of Restricted Subsidiaries

We may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

- Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under "Creation of Secured Indebtedness,"

- Funded Debt owed to us or any Restricted Subsidiary,

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- Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

- Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary, and

- guarantees existing at July 1, 2001 (the date of the Indenture). (Section 1008(a))

There is an additional exception as described below under "10% Basket Amount."

"Funded Debt" means all of our indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at our option, subject only to conditions which we are then capable of fulfilling, and direct guarantees of similar indebtedness for money borrowed of others and any other indebtedness we classify as long-term indebtedness in our financial statements, except that Funded Debt does not include:

- Any indebtedness of a person held in treasury by that person; or

- Any indebtedness with respect to which sufficient money has been deposited or set aside to pay the indebtedness; or

- Any amount representing capitalized lease obligations; or

- Any indirect guarantees or other contingent obligations in respect of indebtedness of other persons; or

- Any guarantees with respect to lease or other similar periodic payments to be made by other persons.

10% Basket Amount

In addition to the exceptions described above under "Creation of Secured Indebtedness," "Sale–Leaseback Financings" and "Limitation on Funded Debt of Restricted Subsidiaries," the Indenture allows additional secured indebtedness, additional sale–leaseback financings and additional Funded Debt of Restricted Subsidiaries as long as the total of the additional indebtedness and Funded Debt and the fair market value of the property transferred in the additional sale–leaseback financings does not exceed 10% of our Net Tangible Assets. "Net Tangible Assets" means our total assets including those of our subsidiaries after deducting current liabilities (except for those which are Funded Debt) and goodwill, trade names, trademarks, patents, unamortized debt discount and expense, organization and developmental expenses and other like segregated intangibles. Deferred income taxes, deferred investment tax credit or other similar items will not be considered as a liability or as a deduction from or adjustment to total assets. (Sections 1006(d), 1007(c) and 1008(b))

Merger

We may consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety as long as we meet certain conditions, including the assumption of the securities by any successor corporation. (Section 801) The Company is not restricted from transferring its aluminum can manufacturing business and related operations.

Modification or Amendment of the Indenture

We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Debt Securities affected by the modification or amendment consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Debt

Security, change the maturity date or dates of principal payments, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Debt Securities affected by the supplemental indenture. (Section 902)

We and the trustee may amend the Indenture without the holders' consent for certain specified purposes, including any change which, in our counsel's opinion, does not materially adversely affect the holders' interests. (Section 901)

Defeasance

The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

- to be discharged from all of our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

- to be released from our restrictions described above relating to liens, sale–leaseback transactions and Funded Debt of Restricted Subsidiaries.

To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

An Event of Default in respect of any issue of Debt Securities means:

- default for 30 days in any payment of interest;

- default in payment of principal or premium at maturity, or default in payment of any required redemption or sinking fund amount which continues for 30 days;

- default in performance of or breach of any covenant in the Indenture which applies to the issue which continues for 90 days after notice to us by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected issues; and

- certain events of our bankruptcy, insolvency and reorganization. (Section 501)

If an Event of Default occurs and is continuing in respect of one or more issues, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of those issues may declare the principal of and accrued interest, if any, on all securities of those issues to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of all issues may declare the principal of and accrued interest, if any, on all the outstanding Debt Securities to be due and payable. (Section 502)

Within 90 days after a default in respect of any issue of Debt Securities, the Trustee must give to the holders of the Debt Securities of that series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term "default" means, for this purpose, the occurrence of any event that is or, upon notice or lapse of time would be, an Event of Default. (Section 602)

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Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Sections 601 through 612)

A holder of a Debt Security will not be entitled to pursue any remedy under the Indenture except under the following circumstances:

- the holder has notified the Trustee in writing of an Event of Default;

- holders of at least 25% of the outstanding principal amount of the Debt Securities in respect of which the Event of Default has occurred have delivered a written request to the Trustee to pursue the remedy;

- the holder or holders have offered to the Trustee a reasonable indemnity against the costs to be incurred by the Trustee in pursuing the remedy;

- the Trustee does not pursue the remedy for a period of 60 days; and

- the holders of a majority of the outstanding principal amount of the Debt Securities in respect of which the Event of Default has occurred have not delivered written directions to the Trustee inconsistent with the initial written request from the holders described above. (Section 507)

The holders of a majority in principal amount of the outstanding securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

The holders of a majority in principal amount of the outstanding securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all that securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any security. (Section 513) The holders of a majority in principal amount of outstanding securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section 1010)

We will furnish to the trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

The Chase Manhattan Bank is the Trustee under the Indenture. The Indenture is dated as of July 1, 2001. The Chase Manhattan Bank also acts as trustee (or successor trustee) under other Indentures with us under which an aggregate of approximately $4.2 billion in principal amount of indebtedness is issued and outstanding. The Chase Manhattan Bank also is a party to our credit agreement, under which it has committed to lend us up to $425 million, and provides other commercial and investment banking services to us. An affiliate of The Chase Manhattan Bank has engaged, and may in the future engage, in investment banking and/or general financing and banking transactions with us.

We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

BOOK-ENTRY DEBT SECURITIES

The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Anheuser-Busch, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market. The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL OPINION

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered, assuming three issuances of securities:

Registration Fee	$	250,000
Printing and Engraving	$	25,000*
Trustee's Charges	$	20,000*
Accounting Fees	$	40,000*
Rating Agency Fees	$	174,000*
Legal Fees	$	100,000*
Miscellaneous	$	6,000*
Total	$	615,000*

* Estimated

Item 15. Indemnification of Directors and Officers.

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

The Registrant's Restated Certificate of Incorporation provides that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the request of the Registrant as a director, officer, employee or agent for another entity) while serving in such capacity will be indemnified and held harmless by the Registrant to the full extent authorized or permitted by Delaware law. The Restated Certificate also provides that the Registrant may purchase and maintain insurance and may also create a trust fund, grant a security interest and/or use other means (including establishing letters of credit, surety bonds and other similar arrangements) and may enter into contracts providing for indemnification, to ensure full payment of indemnifiable amounts.

The Registrant has entered into indemnification agreements with its directors and executive officers.

Item 16. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registrant's Registration Statement No. 333-31477).
1.2	Form of Distribution Agreement.
4.1	Indenture dated as of July 1, 2001 between the Registrant and The Chase Manhattan Bank, as Trustee.*
4.2	Form of Indenture to be entered into between the Registrant and a Trustee to be selected.*
4.3	Form of Debt Security.*
4.4	Form of Medium-Term Note (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement No. 333-31477).
5	Opinion and consent of Bryan Cave LLP, counsel to the Registrant.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney executed by certain of the officers and directors of the Registrant.
25	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, of The Chase Manhattan Bank, as Trustee.
	* To be filed by amendment

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; *provided, however,* that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(5)   To file an application for the purpose of determining the eligibility of the trustee (under any Indenture entered into with a trustee to be selected) to act under subsection (a) of section 310 of the Trust Indenture Act (the "*TIA*") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the TIA.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement and this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on July 12, 2001.

ANHEUSER-BUSCH COMPANIES, INC.

By: /s/ JOBETH G. BROWN
(JoBeth G. Brown, Vice President and Secretary)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
August A. Busch III* (August A. Busch III)	Chairman of the Board and President and Director (Principal Executive Officer)	July 12, 2001
W. Randolph Baker* (W. Randolph Baker)	Vice President and Chief Financial Officer (Principal Financial Officer)	July 12, 2001
John F. Kelly* (John F. Kelly)	Vice President and Controller (Principal Accounting Officer)	July 12, 2001
Bernard A. Edison* (Bernard A. Edison)	Director	July 12, 2001
Carlos Fernandez G.* (Carlos Fernandez G.)	Director	July 12, 2001
John E. Jacob* (John E. Jacob)	Director	July 12, 2001
James R. Jones* (James R. Jones)	Director	July 12, 2001
Charles F. Knight* (Charles F. Knight)	Director	July 12, 2001

_____ (Vernon R. Loucks, Jr.)	Director	
Vilma S. Martinez* (Vilma S. Martinez)	Director	July 12, 2001
James B. Orthwein* (James B. Orthwein)	Director	July 12, 2001
William Porter Payne* (William Porter Payne)	Director	July 12, 2001
Joyce M. Roché* (Joyce M. Roché)	Director	July 12, 2001
Patrick T. Stokes* (Patrick T. Stokes)	Director	July 12, 2001
Andrew C. Taylor* (Andrew C. Taylor)	Director	July 12, 2001
Douglas A. Warner III* (Douglas A. Warner III)	Director	July 12, 2001
Edward E. Whitacre, Jr.* (Edward E. Whitacre, Jr.)	Director	July 12, 2001

* By: /s/ JOBETH G. BROWN
JoBeth G. Brown
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registrant's Registration Statement No. 333-31477).
1.2	Form of Distribution Agreement.
4.1	Indenture dated as of July 1, 2001 between the Registrant and The Chase Manhattan Bank, as Trustee.*
4.2	Form of Indenture to be entered into between the Registrant and a Trustee to be selected.*
4.3	Form of Debt Security.*
4.4	Form of Medium-Term Note (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement No. 333-31477).
5	Opinion and consent of Bryan Cave LLP, counsel to the Registrant.
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney executed by certain of the officers and directors of the Registrant.
25	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, of The Chase Manhattan Bank, as Trustee.

* To be filed by amendment

Exhibit 1.2

Anheuser-Busch Companies, Inc.

**Medium-Term Notes
Distribution Agreement**

[Agent(s)]

Dear Sirs:

Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), confirms its agreement with each of you with respect to the issue and sale by the Company of up to $_____ aggregate principal amount of its Medium-Term Notes (or the equivalent thereof in other currencies including composite currencies)(the "Securities"). The Securities are to be issued under an Indenture dated as of July 1, 2001 (the "Indenture") between the Company and The Chase Manhattan Bank (the "Trustee") and will be issued in such currencies and in such denominations thereof and will bear interest at such rates to be provided in a supplement to the Prospectus referred to below.

The Company hereby appoints each of you as its agent ("Agent"), on a non-exclusive basis, for the purpose of soliciting offers to purchase the Securities from the Company by others and, on the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, each of you agrees to use your reasonable best efforts to solicit offers to purchase Securities upon terms acceptable to the Company at such times and in such amounts as the Company shall from time to time specify. In addition, any Agent may also purchase Securities as principal pursuant to a Terms Agreement (as defined herein) relating to such sale in accordance with the provisions of Section 2(b) hereof. Each of you shall communicate to the Company, orally or in writing, each offer to purchase Securities received by you as Agent which in the judgment of the Agent should be considered by the Company. The Company shall have the sole right to accept offers to purchase Securities and may reject any offer in whole or in part. Each of you shall have the right to reject any offer to purchase Securities which the Agent receiving the offer considers to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein. In acting under this Agreement and in connection with the sale of any Securities by the Company (other than Securities sold to any of you pursuant to a Terms Agreement), each of you is acting solely as an Agent of the Company and does not assume any obligation towards or relationship of agency or trust with any purchaser of the Securities.

1. Representations and Warranties. The Company represents and warrants to and agrees with each of you as follows:

(a) The Company meets the requirements for use of Form S-3 under the Securities Act of 1933 (the "Act"), and has filed with the Securities and Exchange Commission (the "Commission") a registration statement on such Form (Registration No. 333-_____) which became effective on _____, 2001, for the registration under the Act of the Securities. Such registration statement, including the prospectus constituting a part thereof and the exhibits thereto, as amended at the date of the sale of any Securities, is hereinafter referred to as the "Registration Statement." The Indenture has been qualified under the Trust Indenture Act of 1939 (the "Trust Indenture Act") and the Company has duly authorized the issuance of the Securities. The Registration Statement, as amended at the date of this Agreement, meets the requirements set forth in Rule 415(a)(1)(x) under the Act and complies in all other material aspects with said Rule. The Company proposes to file with the Commission from time to time, pursuant to Rule 424(b) under the Act, supplements to the prospectus relating to the Securities included in the Registration Statement which will describe certain terms of the Securities and prior to any such filing will advise each of you of all further information (financial and other) with respect to the Company to be set forth therein. Such prospectus in the form in which it appears in the Registration Statement is called the "Basic Prospectus". The term "Prospectus" means the Basic Prospectus together with the prospectus supplement or supplements specifically relating to any Securities sold pursuant to this Agreement (the "Prospectus Supplement"), as filed with, or included for filing to, the Commission pursuant to Rule 424 under the Act. Any reference herein to the Registration Statement, Basic Prospectus and Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Securities Exchange Act of 1934 (the "Exchange Act").

(b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied, or will comply, when so filed in all material respects with such Act and the rules and regulations thereunder, (ii) each part of the Registration Statement (including the documents incorporated by reference therein), filed with the Commission pursuant to the Act relating to the Securities, when such part became

Exhibit 1.2

effective, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Act and the applicable rules and regulations thereunder and (iv) the Registration Statement and the Prospectus at the date of the Prospectus Supplement do not contain and, as further amended or supplemented, if applicable, as of their respective dates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that the representations and warranties set forth in this Section 1(b) do not apply to statements or omissions in the Registration Statement or the Prospectus which are based upon information furnished to the Company in writing by each of you expressly for use therein.

2. Solicitations as Agent; Purchases as Principal.

(a) Solicitations as Agent. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, each of you will use your reasonable best efforts to solicit offers to purchase the Securities upon the terms and conditions set forth in the Prospectus as then amended or supplemented; provided, however, that each of you hereby represents and agrees that you will not make any representations or use any information other than that set forth in the Prospectus as then amended or supplemented or solicit any offer to purchase the Securities other than by means of the Prospectus as then amended or supplemented.

The Company reserves the right, in its sole discretion, to instruct each of you to suspend at any time, for any period of time or permanently, the solicitations of offers to purchase the Securities. Upon receipt of notice from the Company, you will forthwith suspend solicitations of offers to purchase Securities from the Company until such time as the Company has advised you that such solicitation may be resumed. During the period of time that this Agreement is suspended the Company shall not be required to deliver any opinions or letters in accordance with Sections 3(i) and (j); provided, however, that none of you shall be required to resume soliciting offers to purchase Securities until the Company has delivered such opinions or letters as requested by any of you if any of the events described in Sections 3(i) and (j) have occurred during the period of suspension.

The Company agrees to pay each Agent, as consideration for the sale of any Securities resulting from a solicitation made by you, a commission in the form of a discount from the principal amount of each Security sold by the Company hereunder equal to the applicable amounts set forth in Schedule A attached hereto or such other amounts as may be agreed to by the Company and such Agent.

(b) Purchases as Principal. Each sale of Securities to an Agent acting as principal shall be made in accordance with the terms of this Agreement and a separate agreement which will provide for the sale of such Securities and the purchase and re-offering thereof by such Agents who are parties thereto. Each such separate agreement (which may be substantially in the form of Exhibit A hereto or which may be an oral agreement confirmed by an exchange of a standard form of a written confirmation between an Agent and the Company) is herein referred to as a "Terms Agreement". An Agent's commitment to purchase Securities as principal whether pursuant to a Terms Agreement in the form of Exhibit A hereto or pursuant to such written confirmation thereof shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. Each agreement by an Agent to purchase Securities as principal (whether pursuant to a Terms Agreement substantially in the form of Exhibit A hereto or a written confirmation thereof) shall specify the principal amount of Securities to be purchased pursuant thereto, the maturity date thereof, the price to be paid to the Company for such Securities, interest rate and interest rate formula, if any, applicable to such Securities and any other terms of such Securities, and the time and place of delivery of and payment for such Securities (the "Settlement Date"). Such Terms Agreement shall also specify any requirements for officers' certificates, opinions of counsel and letters from the independent public accountants of the Company pursuant to Section 4 hereof.

Unless otherwise specified in the Terms Agreement, Securities which an Agent purchases as principal may be resold to other dealers. Any such sales in connection with fixed price offerings shall be at a discount which shall not exceed the amount set forth in the Prospectus, as amended or supplemented in connection with the sale of such Securities.

(c) Procedures. Each of you and the Company agree to perform the respective duties and obligations specifically provided to be performed pursuant to written administrative procedures, if any, as may be agreed by each of you and the Company from time to time (the "Procedures"). The Procedures may be amended only by written agreement of

Exhibit 1.2   2

the Company and each of you.

(d) Delivery. The documents required to be delivered by Section 4 of this Agreement shall be delivered at your office not later than 6:00 p.m. New York time on the date of the first sale of Securities hereunder, or at such other time as you and the Company may agree upon in writing as the closing date for this Agreement (the "Closing Date").

3. Agreements. The Company agrees with each of you that:

(a) Prior to the termination of the offering of the Securities pursuant to this Agreement, the Company will not file any amendment of the Registration Statement or any Prospectus Supplement relating to the Securities unless the Company has previously furnished to each of you a copy thereof for your review and will not file any such proposed amendment or supplement to which any of you reasonably object; provided, however, that (1) the foregoing requirement shall not apply (i) to any of the Company's periodic filings with the Commission required to be filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, copies of which filings the Company will cause to be delivered of you promptly after being mailed for filing with the Commission, or (ii) to any supplements which relate to securities offered pursuant to arrangements with other purchasers or agents, and which do not relate to Securities being offered by you and (2) in the case of a supplement which relates to Securities being offered by some, but not all, of the Agents, the Company shall not be required to provide a copy to the other Agents. In the case of such a supplement which does not relate to Securities being offered by any of the Agents, the Company will provide a copy thereof to at least one of the Agents for its review prior to filing such supplement with the Commission. Subject to the foregoing sentence, the Company will promptly cause each Prospectus Supplement to be mailed to the Commission for filing pursuant to Rule 424(b) or will promptly cause each Prospectus Supplement to be filed with the Commission pursuant to said Rule. The Company will promptly advise you (i) of the filing of any amendment or supplement (except as referred to above in this paragraph) to the Basic Prospectus, (ii) of the filing and effectiveness of any amendment to the Registration Statement, (iii) of any request by the Commission for any amendment to the Basic Prospectus or for any additional information in respect thereof, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to any other suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its reasonable best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(b) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs or condition exists as a result of which the Registration Statement or the Prospectus as then amended or supplemented would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if, in the opinion of the Company, it is necessary at any time to amend or supplement the Registration Statement or the Basic Prospectus, as then amended or supplemented, to comply with the Act, the Company promptly will notify you to suspend solicitation of offers to purchase Securities and, if so notified by the Company, you shall forthwith suspend such solicitation and cease using the Prospectus, as then amended or supplemented; and in such circumstance, the Company shall amend or supplement the Registration Statement or Prospectus, as then amended or supplemented, the Company will so advise you promptly by telephone (with confirmation in writing) and will prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, which will include a description of such facts or events and/or will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus to each of you in such quantities as each of you may reasonably request; and, if such amendment or supplement and any documents, certificates and opinions furnished to each of you pursuant to paragraphs (h), (i) and (j) below in connection with the preparation or filing of such amendment or supplement are reasonably satisfactory in all respects to each of you, upon the filing of such amendment or supplement with the Commission or effectiveness of an amendment to the Registration Statement you will resume the solicitation of offers to purchase Securities hereunder. Notwithstanding the foregoing, the provisions of this Section may be modified by the parties in any Terms Agreement or schedule thereto.

(c) The Company will make generally available to its security holders and to you as soon as practicable an earnings statement covering a twelve-month period beginning after the date of the sale of any Securities hereunder which shall satisfy the provisions of Section 11(a) of the Act and the applicable rules and regulations thereunder.

(d) The Company will furnish to you without charge a copy of the Registration Statement including exhibits and,

Exhibit 1.2   3

if any of you so request, materials, if any, incorporated by reference therein and, during the period mentioned in Section 3(b) above, as many copies of the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto as you may reasonably request. The terms "supplement" and "amendment" or "amend" as used in this Agreement shall include all documents filed by the Company with the Commission subsequent to the date of the Basic Prospectus, pursuant to the Exchange Act, which are deemed to be incorporated by reference in the Prospectus.

(e) The Company will arrange to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as any of you shall reasonably request and to pay all expenses (including reasonable fees and disbursements of counsel) in connection with such qualification and in connection with the determination of the eligibility of the Securities for investment under the laws of such jurisdictions as any of you may designate; provided, however, that the Company shall not be obligated to enter into any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified.

(f) The Company will pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement and all amendments thereto, (ii) the preparation, issuance and delivery of the Securities, (iii) the fees and disbursements of the Company's accountants and of the Trustee and its counsel, (iv) the reasonable fees and disbursements of your counsel in connection with the preparation of this Agreement and the prospectus supplement relating to the Securities, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e), including filing fees and the reasonable fees and disbursements to counsel in connection therewith, (vi) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments or supplements thereto, (vii) the printing and delivery to you of copies of the Indenture, (viii) any fees charged by rating agencies for the rating of the Securities, (ix) any advertising expenses incurred with the approval of the Company and (x) the fees and expenses, if any, incurred with respect to any filing with the National Association of Securities Dealers, Inc.

(g) Each acceptance by the Company of an offer for the purchase of Securities and each sale of Securities to any of you pursuant to a Terms Agreement shall be deemed to be an affirmation that the representations and warranties of the Company contained in this Agreement and in any certificate theretofore delivered to any of you pursuant hereto are true and correct in all material respects at the time of such acceptance or sale, as the case may be, and an undertaking that such representations and warranties will be true and correct in all material respects at the time of delivery to the purchaser or his agent, or to each of you of the Securities relating to such acceptance or sale, as the case may be, as though made at and as of each such time (and it is understood that such representations and warranties shall relate to the Registration Statement and the Basic Prospectus as amended and supplemented to each such time).

(h) Each time the Registration Statement or the Basic Prospectus is amended or supplemented (other than by an amendment or supplement providing solely for a change in the interest rates or maturities offered on the Securities, for a change deemed immaterial in your reasonable opinion or for the terms of securities not being offered by you), or if so indicated in the applicable Terms Agreement, each time the Company sells Securities to any of you pursuant to a Terms Agreement, the Company will deliver or cause to be delivered forthwith to the applicable Agent a certificate of the Company signed by the Chairman of the Board, the President, the Vice Chairman of the Board, the Treasurer, any Assistant Treasurer or any Vice President, dated the date of the effectiveness of such amendment or the date of filing of such supplement, or the date of such sale, as the case may be, in form reasonably satisfactory to the applicable Agent, to the effect that the statements of the Company contained in the certificate referred to in Section 4(c) which was last furnished to such Agent (either pursuant to Section 4(c) or pursuant to this Section 3(h)), are true and correct as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in Section 4(c) relating to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate.

(i) Each time the Registration Statement or the Basic Prospectus is amended or supplemented (other than by an amendment or supplement providing solely for a change in the interest rates or maturities offered on the Securities, for a change deemed immaterial in your reasonable opinion or for the terms of securities not being offered by you), if in your reasonable judgment the information contained in the amendment or supplement is of such a nature that opinions of counsel should be furnished, or if so indicated in the applicable Terms Agreement, each time the Company sells Securities to any of you pursuant to a Terms Agreement, the Company shall furnish or cause to be

Exhibit 1.2   4

furnished forthwith to the applicable Agent a written opinion of counsel for the Company. Any such opinion shall be dated the date of the effectiveness of such amendment or the date of filing of such supplement, or the date of such sale, as the case may be, in a form satisfactory to such Agent and shall be of the same tenor as the opinion referred to in Section 4(b)(i) but modified to relate to the Registration Statement and the Basic Prospectus as amended and supplemented to the time of delivery of such opinions. In lieu of any opinion, counsel last furnishing such an opinion to such Agent may furnish to such Agent a letter to the effect as though it were dated the date of such letter authorizing reliance on such last opinion (except that statements in such last opinion will be deemed to relate to the Registration Statement and the Basic Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance).

(j) Each time the Registration Statement or the Basic Prospectus is amended or supplemented (other than by an amendment or supplement providing solely for a change in the interest rates or maturities offered on the Securities, for a change deemed immaterial in your reasonable opinion or for the terms of securities not being offered by you), or to set forth amended or supplemental financial information which is included or incorporated by reference in the Registration Statement or the Basic Prospectus, or if so indicated in the applicable Terms Agreement, each time the Company sells Securities to any of you pursuant to a Terms Agreement, any of you may request in writing that the Company cause its independent public accountants forthwith to furnish such Agent with a letter, dated the date of the effectiveness of such amendment or the date of filing of such supplement, or the date of such sale, as the case may be, in a form reasonably satisfactory to such Agent, of the same tenor as the letter referred to in Section 4(d), with regard to the amended or supplemental financial information included or incorporated by reference in the Registration Statement and the Prospectus, as amended or supplemented to the date of such letter. If the Company elects not to furnish the requesting Agent with such a letter, such Agent shall have no further obligation to purchase, or to solicit offers to purchase, Securities pursuant to this Agreement or any Terms Agreement.

(k) The Company will not issue any Securities except as have been duly authorized by all necessary corporate action on the part of the Company.

4. Conditions of the Obligations of the Agent. Your obligations to solicit offers to purchase the Securities as Agent of the Company and to purchase Securities pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Company herein, to the accuracy of the statements of the Company's officers made in each certificate furnished pursuant to the provisions hereof, to the performance and observance by the Company of all covenants and agreements herein contained on its part to be performed and observed and to the following additional conditions precedent:

(a) no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall have been instituted or threatened, and there shall have been no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, from that set forth in the Registration Statement or the Prospectus as amended or supplemented to such date.

(b) At the Closing Date, each of you shall have received, and at each Settlement Date with respect to any applicable Terms Agreement, if called for by such Terms Agreement, each of you who is a party to the Terms Agreement shall have received:

(i) an opinion of the General Counsel or Associate General Counsel of the Company and of Bryan Cave LLP, each dated as of such date, substantially in the forms heretofore delivered to each of you; and

(ii) the opinion, dated as of such date, of your counsel, in form reasonably satisfactory to each of you.

(c) On the Closing Date, the Company shall have furnished to each of you and at each Settlement Date with respect to any Terms Agreement, the Company shall have furnished to the applicable Agent a certificate of the Company, signed by the Chairman of the Board, the President, the Vice Chairman of the Board, the Treasurer, any Assistant Treasurer, or any Vice President, dated as of the Closing Date or such Settlement Date, to the effect that the signer of such certificate has examined the Registration Statement, the Basic Prospectus, any Prospectus Supplement and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of the date of such certificate, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the date of such certificate;

Exhibit 1.2   5

(ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included or incorporated by reference in the Prospectus, as amended or supplemented, there has been no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, from that set forth in the Registration Statement and the Prospectus as amended or supplemented.

(d) On the Closing Date the Company's independent public accountants shall have furnished to each of you and at each Settlement Date with respect to any Terms Agreement, if called for by such Terms Agreement, the Company's independent public accountants shall have furnished to the applicable Agent a letter or letters, dated as of the Closing Date or such Settlement Date, in form and substance reasonably satisfactory to you confirming that they are independent accountants within the meaning of the Act and the Exchange Act and the respective applicable published rules and regulations thereunder, and containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Registration Statement and the Prospectus.

(e) On the Closing Date, and at each Settlement Date with respect to any Terms Agreement, the Company shall have furnished to each of you such appropriate further information, certificates and documents as each of you may reasonably request.

5. Indemnification.

(a) The Company agrees to indemnify and hold harmless each of you and each person, if any, who controls any of you within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages or liabilities (including the reasonable fees and expenses of counsel in connection with any governmental or regulatory investigation or proceeding) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof or the Prospectus (if used within the period set forth in paragraph (b) of Section 3 hereof and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability is caused by any such untrue statement or alleged untrue statement or omission or alleged omission made therein based upon information furnished in writing to the Company by any of you specifically for use in connection with the preparation thereof.

(b) Each Agent agrees severally to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and any person controlling the Company to the same extent as the foregoing indemnity from the Company to each of you, but only with reference to information relating to such Agent furnished in writing by such Agent expressly for use in the Registration Statement or the Prospectus.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such reasonable fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by you in the case of parties indemnified pursuant to paragraph (b) above and by the Company in the case of parties indemnified pursuant

Exhibit 1.2   6

to paragraph (a) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

6. Position of the Agent. In soliciting offers to purchase the Securities, each of you is acting solely as agent for the Company, and not as principal. Each of you shall use your reasonable best efforts to assist the Company in obtaining performance by each purchaser whose offer to purchase Securities has been solicited by each of you and accepted by the Company, but none of you shall have any liability to the Company in the event any such purchase is not consummated for any reason.

7. Termination. This Agreement may be terminated at any time either by the Company or by any Agent with respect to such Agreement upon the giving of written notice of such termination to the other parties hereto. Any Terms Agreement may be terminated, immediately upon notice to the Company, at any time prior to the Settlement Date relating to a Terms Agreement (i) if, after the date of execution of the Terms Agreement, there has been, since the respective dates as of which information is given in the Registration Statement, as amended, any material adverse change or any development that would reasonably be expected to result in a material adverse change in the condition of the Company and its subsidiaries, taken as a whole, or (ii) if, after the date of execution of the Terms Agreement, there has occurred any outbreak or escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in your judgment, impracticable to market the Securities, or (iii) if trading generally on the New York Stock Exchange has been suspended or materially limited or a general moratorium on commercial banking activities has been declared by either Federal or New York State authorities. In the event of termination of this Agreement or any Terms Agreement, no party shall have any liability to the other parties hereto, except as provided in Sections 2(a), 3(b), 3(c), 3(f), 5 and 6 and except that, if at the time of termination an offer to purchase any of the Securities has been accepted by the Company but the time of delivery to the purchaser or its agent of the Security or Securities relating thereto has not occurred, the Company's obligations provided in Sections 2(b), 2(c), 3(a), 3(g) through 3(k) and 4 shall not be terminated.

8. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and each of you set forth in or made pursuant to this Agreement or any Terms Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any of you or the Company or any of the officers, directors or controlling persons referred to in Section 5 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 2(a), 3(f), 5 and 6 hereof shall survive the termination or cancellation of this Agreement or any Terms Agreement.

9. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to any of you, will be mailed, delivered, sent via facsimile at the following addresses:

or, if sent to the Company, will be mailed, delivered, sent via facsimile transmission (314-765-9005), Attention: Vice President and Treasurer; with copies to the Vice President and Secretary and to the Vice President and General Counsel at the same address. Such addresses for notices may be changed by any party by written notice to the others as aforesaid.

10. Successors. This Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 5 hereof, and no other person will have any right or obligation hereunder.

11. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York.

Exhibit 1.2   7

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Company and each of you.


Very truly yours,

ANHEUSER-BUSCH COMPANIES, INC.

By:

Title:


The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

[AGENT(S)]

By:

Title:

Exhibit 1.2   8

Schedule A
Maturity Range Fee

Maturity Range   Fee

Exhibit 1.2

Exhibit A To Distribution Agreement

[Title Of Securities]

Terms Agreement

[Date]

[Underwriter/Distribution Agent]

Dear Sirs:

Anheuser-Busch Companies, Inc. (the "Company") proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated _____ (the "Distribution Agreement"), between the Company and the Agents named therein to issue and sell to you, as principal, the securities specified in the Schedule hereto (the "Purchased Securities"). Each of the provisions of the Distribution Agreement is incorporated herein by reference in its entirety (except as otherwise provided in the Schedule hereto), and shall be deemed to be part of this Agreement to the same extent as if such provisions had been set forth in full herein. Capitalized terms not defined herein shall have the meanings set forth in the Distribution Agreement.

Nothing contained herein shall make you an agent of the Company. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty with respect to the Prospectus in Section 1 of the Distribution Agreement shall be deemed to be a representation and warranty as of the date of the Distribution Agreement in relation to the Prospectus (as therein defined), and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus Supplement (as defined in the Distribution Agreement) which relates to the Purchased Securities.

A Prospectus Supplement relating to the Purchased Securities, in the form heretofore delivered to you, is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Company agrees to issue and sell to you and you agree to purchase from the Company the Purchased Securities, at the time and place and in the principal amount set forth in the Schedule hereto.

[procedures for payment and purchase]

If the foregoing is in accordance with your understanding, please sign and return to us three counterparts hereof, and upon acceptance hereof by you of this letter and such acceptance hereof, including those provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Company.

This Agreement shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted.

ANHEUSER-BUSCH COMPANIES, INC.

By:

Authorized Officer

Accepted:

[UNDERWRITER/DISTRIBUTION AGENT]

By:

Title:

Exhibit 1.2   A-1

[Schedule to Terms Agreement]

Title of Purchased Securities:

Aggregate Principal Amount:

Denominations:

Price to Public:

Purchase Price:

Specified Funds for Payment of Purchase Price:

Maturity:

Interest Rate:

Interest Payment Dates:

Initial Redemption Percentage:

Annual Redemption Percentage Reduction:

Time of Delivery:

Closing Location:

Closing Documents:

Exhibit 1.2   A-2

Exhibit 5

BRYAN CAVE LLP

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
JEFFERSON CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
SANTA MONICA, CALIFORNIA
IRVINE, CALIFORNIA

ONE METROPOLITAN SQUARE

211 N. BROADWAY, SUITE 3600

ST. LOUIS, MISSOURI 63102-2750

(314) 259-2000

FACSIMILE: (314) 259-2020

LONDON, ENGLAND
RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
ASSOCIATED OFFICE IN SHANGHAI

DENIS P. MCCUSKER

(314) 259-2455

July 12, 2001

Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118

> Re: Registration Statement on Form S-3 Relating to $1,000,000,000
> Principal Amount of Debt Securities

Gentlemen:

Anheuser-Busch Companies, Inc. (the *"Company")* proposes to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, a Registration Statement on Form S-3 (the *"Registration Statement")* relating to the proposed issuance from time to time by the Company of its debt securities (the *"Debt Securities")* in aggregate principal amount of up to $1,000,000,000. The Debt Securities would be issued from time to time in one or more series (a *"Series")* under one or more Indentures (the *"Indenture")*, between the Company and The Chase Manhattan Bank, as trustee, or another trustee (the *"Trustee")*, the forms of which are exhibits to the Registration Statement.

To enable us to render the opinion set forth below, we have examined corporate records of the Company and such other documents and materials as we have considered relevant, and have made such investigation of matters of law and of fact as we have considered appropriate.

Based on the foregoing, we are of the opinion that:

1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power to execute and deliver the Debt Securities.

2. The execution and delivery of the Indenture has been duly authorized by all requisite action on the part of the Company. Upon execution and delivery of the Indenture by the Company, and compliance with the procedures specified in the Indenture relating thereto, the issuance of the Debt Securities of the several Series will be duly authorized. When the Debt Securities of the several Series have been so authorized and executed by the Company, authenticated by the Trustee and delivered against payment therefor, the Debt Securities of such Series will constitute the valid and binding obligations of the Company, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy and other laws affecting creditors' rights generally as in effect from time to time, and except that the availability of certain equitable remedies may be limited by generally applicable equitable principles.

We consent to the filing of this opinion as an exhibit to the Registration Statement, and we consent to the use of our name in the Registration Statement and the related Prospectus.

Very truly yours,

/s/ BRYAN CAVE LLP

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 6, 2001 relating to the financial statements, which appears in the 2000 Annual Report to Shareholders, which is incorporated by reference in Anheuser-Busch Companies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000. We also consent to the incorporation by reference of our report dated February 6, 2001 relating to the financial statement schedule, which appears in such Annual Report on Form 10-K. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
July 12, 2001

Exhibit 24

ANHEUSER-BUSCH COMPANIES, INC.
POWER OF ATTORNEY

Each of the undersigned directors and officers of Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), hereby appoints August A. Busch III, W. Randolph Baker, JoBeth G. Brown and William J. Kimmins, Jr., and each of them acting singly, the true and lawful agents and attorneys of the undersigned, with full power of substitution, to do all things and to execute all instruments which any of them may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the proposed registration under said Act pursuant to a Registration Statement on Form S-3 of the debt securities of the Company in a principal amount not to exceed $1,000,000,000; this authorization to include the authority to sign the name of each of the undersigned in the capacities indicated below to the said proposed Registration Statement to be filed with the Securities and Exchange Commission in respect of said securities, and to any amendments to said proposed Registration Statement.

IN WITNESS WHEREOF, each of the undersigned has executed a copy of this Power of Attorney as of June 27, 2001.

/s/ AUGUST A. BUSCH III	/s/ W. RANDOLPH BAKER
August A. Busch III	W. Randolph Baker
Chairman of the Board	Vice President and
and President	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)
/s/ JOHN F. KELLY	/s/ BERNARD A. EDISON
John F. Kelly	Bernard A. Edison
Vice President and Controller	Director
(Principal Accounting Officer)	
/s/ CARLOS FERNANDEZ G.	/s/ JOHN E. JACOB
Carlos Fernandez G.	John E. Jacob
Director	Director
/s/ JAMES R. JONES	/s/ CHARLES F. KNIGHT
James R. Jones	Charles F. Knight
Director	Director
	/s/ VILMA S. MARTINEZ
Vernon R. Loucks, Jr.	Vilma S. Martinez
Director	Director
/s/ JAMES B. ORTHWEIN	/s/ WILLIAM PORTER PAYNE
James B. Orthwein	William Porter Payne
Director	Director
/s/ JOYCE M. ROCHÉ	/s/ PATRICK T. STOKES
Joyce M. Roché	Patrick T. Stokes
Director	Director
/s/ ANDREW C. TAYLOR	/s/ DOUGLAS A. WARNER III
Andrew C. Taylor	Douglas A. Warner III
Director	Director
/s/ EDWARD E. WHITACRE, JR.	
Edward E. Whitacre, Jr.	
Director	

Exhibit 25

_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

_____

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
A TRUSTEE PURSUANT TO SECTION 305(b)(2) _____

_____

THE CHASE MANHATTAN BANK
(Exact name of trustee as specified in its charter)

New York   **13-4994650**
(State of incorporation   (I.R.S. employer
if not a national bank)   identification No.)

270 Park Avenue
New York, New York   **10017**
(Address of principal executive offices)   (Zip Code)

William H. McDavid
General Counsel
270 Park Avenue
New York, New York 10017
Tel: (212) 270-2611
(Name, address and telephone number of agent for service)

_____

Anheuser-Busch Companies, Inc.
(Exact name of obligor as specified in its charter)

Delaware   **43-1162835**
(State or other jurisdiction of   (I.R.S. employer
incorporation or organization)   identification No.)

One Busch Place
St. Louis, Missouri   **63118**
(Address of principal executive offices)   (Zip Code)

_____

Debt Securities
(Title of the indenture securities)

_____

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

-2-

Item 16.   List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1.   A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

3.   None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76439, which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 12th day of July, 2001.

THE CHASE MANHATTAN BANK

By   /s/ ROBERT S. PESCHLER
         Robert S. Peschler, Assistant Vice President

-3-

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2
CONSOLIDATED REPORT OF CONDITION OF

The Chase Manhattan Bank
of 270 Park Avenue, New York, New York 10017
and Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System,

at the close of business March 31, 2001, in
accordance with a call made by the Federal Reserve Bank of this
District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts in Millions
Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin ....………	$ 19,899
Interest-bearing balances ....………	23,359
Securities:	
Held to maturity securities...………	531
Available for sale securities..………	60,361
Federal funds sold and securities purchased under agreements to resell ....……….	50,929
Loans and lease financing receivables:	
Loans and leases held for sale……………………………..	3,311
Loans and leases, net of unearned income $153,867	
Less: Allowance for loan and lease losses 2,369	
Loans and leases, net of unearned income and allowance ....………………….	151,498
Trading Assets ....……….	61,673
Premises and fixed assets (including capitalized leases)..………	4,387
Other real estate owned ....………	39
Investments in unconsolidated subsidiaries and associated companies...………	429
Customers' liability to this bank on acceptances outstanding ....…………	291
Intangible assets	
Goodwill……………………………………………………..	1,839
Other Intangible assets……………………………………	3,479
Other assets ....……….	18,598
TOTAL ASSETS ....………..	$400,623

- 4 -

LIABILITIES

Deposits

In domestic offices ....………………		$131,214
Noninterest-bearing	$52,683	
Interest-bearing	78,531	
In foreign offices, Edge and Agreement		
subsidiaries and IBF's		112,394
Noninterest-bearing…….…..................... $	5,045	
Interest-bearing	107,349	

Federal funds purchased and securities sold under agreements to repurchase ....…………..	61,321
Trading liabilities ....………….	43,847
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)……………………………	10,309
Bank's liability on acceptances executed and outstanding………………..	291
Subordinated notes and debentures ....………………	6,030
Other liabilities ....…………………	12,004
TOTAL LIABILITIES ....…………	377,410
Minority Interest in consolidated subsidiaries …………………………	126

EQUITY CAPITAL

Perpetual preferred stock and related surplus…………………………..	0
Common stock ....…………..	1,211
Surplus (exclude all surplus related to preferred stock)…………………	12,714
Retained earnings………………………………………………..	9,446
Accumulated other comprehensive income………………………….	(284)
Other equity capital components…………………………………..	0
TOTAL EQUITY CAPITAL ....…………	23,087

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$400,623

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named
bank, do hereby declare that this Report of Condition has
been prepared in conformance with the instructions issued
by the appropriate Federal regulatory authority and is true
to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness
of this Report of Condition and declare that it has been
examined by us, and to the best of our knowledge and
belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory
authority and is true and correct.

WILLIAM B. HARRISON JR.   )
 DOUGLAS A. WARNER III   ) DIRECTORS
LAWRENCE A. BOSSIDY   )